Exhibit (a)(10)

FOR IMMEDIATE RELEASE

Contact:

Brad Wilks

Sard Verbinnen & Co

(312) 895-4740

Special Committee of Board of Directors of Sauer-Danfoss Inc. Requests
Updated Projections Before Making Recommendation Regarding Danfoss’
$14.00 Per Share Offer

Ames, Iowa, USA — April 16, 2010 — The Special Committee (the “Committee”) of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) (the “Company”) announced today that it has asked the Company’s management to prepare a set of updated projections covering 2010 through 2012 reflecting the Company’s stronger-than-expected preliminary first quarter financial results as disclosed yesterday.  The Committee made this request in order to permit it and its financial advisor, Lazard Frères & Co, LLC to consider the updated projections in analyzing the increased offer of $14.00 per common share in the ongoing cash tender offer by Danfoss Acquisition, Inc. (the “Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”).  The Special Committee expects to receive the updated projections by Tuesday, April 20, 2010.  The Special Committee plans to meet with its advisors thereafter with a goal of making a recommendation with respect to the increased offer by the middle of next week.  Until it makes a recommendation with respect to the Purchaser’s $14.00 per share offer that reflects consideration of the Company’s preliminary first quarter financial results and the updated projections, the Special Committee advises stockholders not to rely on its earlier recommendation with respect to the Purchaser’s previous $13.25 per share offer.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) and a Transaction Statement on Schedule 13E-3 filed by Danfoss and the Purchaser with the SEC on March 10, 2010, as amended.  In addition, on March 19, 2010, Sauer-Danfoss filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the Offer.  Danfoss’ Tender Offer Statement on Schedule TO (and related materials) and Transaction Statement on Schedule 13E-3 and Sauer-Danfoss’ Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3, each as amended, contain important information that stockholders should read carefully before making any decision with respect to the Offer. These materials may be obtained at no charge upon request to The Altman Group, the information agent for the tender offer, at (877) 896-3190 (toll free).  In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov and at the

SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.

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